As filed with the Securities and Exchange Commission on November 3, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CAZOO GROUP LTD
(Name of Subject Company (Issuer))

CAZOO GROUP LTD (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

2% Convertible Senior Notes due 2027
(Title of Class of Securities)

14986T AA3
(CUSIP Number of Class of Securities)

Paul Whitehead
Chief Executive Officer
Cazoo Group Ltd
41 Chalton Street
London NW1 1JD
United Kingdom
+44 20 3901 3488
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

___________________

Sophie Hosking Head of Legal Cazoo Group Ltd. 41 Chalton Street London NW1 1JD United Kingdom +44 20 3901 3488	Valerie Ford Jacob, Esq. Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000

___________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the exchange offer by Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (“Cazoo” or the “Company”), in which Cazoo is offering to exchange each $1,000 in principal amount of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) for a pro rata portion of (1) $200 million aggregate principal amount of 4.00%/2.00% cash/PIK Toggle Senior Secured Notes due 2027 and (2) Class A ordinary shares of the Company which will represent 92% of the total Class A ordinary shares outstanding upon consummation of the exchange offer (collectively, the “Exchange Offer”). The Company’s Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer Memorandum dated November 3, 2023 (as amended or supplemented from time to time, the “Offering Memorandum”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(A).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offering Memorandum, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands. The address of its principal executive office is 41 Chalton Street, London NW1 1JD, United Kingdom and its telephone number is +44 20 3901 3488.

(b) Securities: The subject class of securities consists of the Company’s 2.00% Senior Convertible Notes due 2027 (the “Convertible Notes”). As of November 3, 2023, there was $630 million aggregate principle amount of Convertible Notes outstanding. The Convertible Notes are listed on the Official List of the International Stock Exchange. The Convertible Notes are not listed on a national securities exchange in the United States nor quoted on an inter-dealer quotation system of a registered national securities association in the United States, and, to the Company’s knowledge, no established trading market for the Convertible Notes exists.

(c) Trading Market and Price: To the Company’s knowledge, there is no established trading market for the Convertible Notes.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: Cazoo is the subject company and the filing person. The business address and telephone number of Cazoo are set forth under Item 2(a) above. Cazoo’s internet address is www.cazoo.co.uk. Unless expressly stated otherwise, the information contained on Cazoo’s website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Cazoo Group Ltd., 41 Chalton Street, London NW1 1JD, United Kingdom and its telephone number of each such person is +44 20 3901 3488.

Name	Position
Alex Chesterman	Executive Chairman
Paul Whitehead	Chief Executive Officer and Class III Director
Paul Woolf	Chief Financial Officer and Class II Director
Daniel Och	Class III Director
Luciana Berger	Class III Director
Mary Reilly	Class I Director
Moni Mannings	Class I Director
Duncan Tatton-Brown	Class II Director

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth under the following headings in the Offering Memorandum is incorporated herein by reference.

“Summary Term Sheet”

“Summary of the New Notes”

“Summary of the New Shares”

“Risk Factors”

“Description of the Exchange Offer”

“Description of the Transactions and the Transaction Agreements”

“Principal Securityholders”

“Transfer Restrictions”

“Certain U.S. Federal Income Tax Considerations”

(b) Purchases: None of the directors, executive officers or affiliates of the Company owns any Convertible Notes, other than three entities affiliated with Daniel Och, a director of the Company, which collectively own $15 million of the Convertible Notes (2.3% of the total amount of Convertible Notes outstanding). The entities affiliated with Mr. Och are as follows: JADOFF Investments, LP, which owns $3 million of the Convertible Notes, WCHS Holdings 1, LLC, which owns $3 million of the Convertible Notes, and WCH 2022 Quad, LLC which owns $9 million of the Convertible Notes. Mr. Och’s affiliates are expected to tender their Convertible Notes in the Exchange Offer pursuant to the Transaction Support Agreement dated September 20, 2023, as amended on November 3, 2023.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities: The information set forth under “Agreements Involving the Company’s Securities” and “Description of the Transactions and the Transaction Agreements” in the Offering Memorandum is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth under “Description of the Transactions and the Transaction Agreements — Cazoo’s Board of Directors Reasons for Approval of the Transactions” and “Description of the Exchange Offer — Purpose of the Exchange Offer” in the Offering Memorandum is incorporated herein by reference.

(b) Use of the Securities Acquired: The Convertible Notes tendered and accepted by the Company in the Exchange Offer will be retired and cancelled by the Company.

(c) Plans: The information set forth under “Description of the Transactions and the Transaction Agreements” in the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: Not Applicable. The Company is offering to exchange the outstanding Convertible Notes in exchange for the New Notes and New Shares.

(b) Conditions to Financing: Not Applicable.

(c) Borrowed Funds: Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: None of the directors, executive officers or affiliates of the Company owns any Convertible Notes, other than three entities affiliated with Daniel Och, a director of the Company, which collectively own $15 million of the Convertible Notes (2.3% of the total amount of Convertible Notes outstanding). The entities affiliated with Mr. Och are as follows: JADOFF Investments, LP, which owns $3 million of the Convertible Notes, WCHS Holdings 1, LLC, which owns $3 million of the Convertible Notes, and WCH 2022 Quad, LLC which owns $9 million of the Convertible Notes. In addition, the information set forth under “Principal Securityholders” and “Description of the Exchange Offer — Interests of Directors and Executive Officers in the Exchange Offer” in the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions: There have been no purchases, sales or other transactions in the Convertible Notes in the last 60 days involving Cazoo, any officer or director of Cazoo, any subsidiary of Cazoo, any officer or director of any subsidiary of Cazoo, or any associate or majority-owned subsidiary of Cazoo or any of the foregoing.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth under “Description of the Exchange Offer — Exchange Agent; Information Agent” in the Offering Memorandum is incorporated herein by reference. None of the Company, its directors, officers or employees, nor U.S. Bank Trust Company, National Association, the Exchange Agent and Information Agent for the Exchange Offer, is making any recommendation as to whether holders of Convertible Notes should tender their Convertible Notes. Holders of Convertible Notes must make their own decision as to whether to tender some or all of their Convertible Notes.

Item 10. Financial Statements.

(a) Financial Information: The Company’s audited financial statements as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, 2021 and 2020 are included in the Company’s Annual Report on Form 20-F (at pages F-1 to F-61) and are incorporated herein by reference. The Company’s unaudited financial statements as of and for the six months ended June 30, 2023 and June 30, 2022 are included in the Company’s Report on Form 6-K (exhibit 99.1) filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2023 and are incorporated herein by reference. These financial statements can be reviewed at the SEC’s website at www.sec.gov and on the Company’s website at www.cazoo.co.uk.

(b) Pro Forma Information: The information included under “Selected Pro Forma Financial Information” and “Capitalization” in the Offering Memorandum is incorporated by reference herein.

Item 11. Additional Information.

(a)(1) Material Agreements, Arrangements, Understandings or Relationships: The information contained in “Description of the Transactions and the Transaction Agreements” in the Offering Memorandum is incorporated by reference herein. In addition, the information contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (under Item 6 — Directors, Senior Management and Employees) is incorporated herein by reference.

(a)(2) Regulatory Requirements: In accordance with the Transaction Support Agreement dated September 20, 2023, as amended on November 3, 2023, the Exchange Offer is conditioned on, among other things, (1) approval by the shareholders of the Company at an extraordinary general meeting and (2) the SEC declaring effective a registration statement on Form F-1 which registers the issuance of warrants and the shares of Class A ordinary shares underlying the warrants.

(a)(3) Antitrust Laws: Not Applicable

(a)(4) Margin Requirements: Not Applicable

(a)(5) Legal Proceedings: Not Applicable

(b) Other Material Information: The information set forth under “Summary Term Sheet,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Offer and Distribution Restrictions,” “Enforceability of Civil Liabilities,” “Insolvency Law Considerations and Limitations on the Validity and Enforceability of the New Notes Guarantees and Certain Security Interests” and “Where You Can Find More Information” contained in the Offering Memorandum is incorporated hereby by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Exchange Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Offering Memorandum, dated November 3, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)

Press Release, dated September 20, 2023, announcing the execution of the Transaction Support Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2023).

(a)(5)(ii)	Press Release, dated November 3, 2023, announcing the launch of the Exchange Offer.
(b)	Not Applicable
(d)(1)

Purchase Agreement, dated as of February 9, 2022, between Cazoo Group Ltd and the Purchasers set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(2)

Indenture, dated as of February 16, 2022 by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association as trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(3)

Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(4)

Letter Agreement, dated November 9, 2022, between the Company and certain holders of the Convertible Notes (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 10, 2022).

(d)(5)

Transaction Support Agreement, dated September 20, 2023, among the Company and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2023).

(d)(6)

Amendment No. 1 to the Transaction Support Agreement, dated November 3, 2023, among the Company and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on November 3, 2023)

(d)(7)

Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 3, 2023
CAZOO GROUP LTD
By:	/s/ Alex Chesterman
Name: Alex Chesterman
Title: Executive Chairman